CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
                         OF THE SERIES A PREFERRED STOCK
                                       OF
                       NORTH AMERICAN RESORT & GOLF, INC.

     I, Christine Cerisse, the President and Secretary of North American Resort & Golf, Inc., a Nevada corporation, DO HEREBY CERTIFY:

         That pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, the Board of Directors on April 20, 2000, adopted the following resolution creating a series of Preferred Shares, no par value per share, designated as the Series A Preferred Shares in accordance with NRS 78.1955.

         The relative rights and preferences of the Series A Preferred Shares are as follows:

         1. Designation and Amount. The shares of such series shall be designed as the Series A Preferred Shares (the "Series A Preferred Shares"), and the number of shares constituting such series shall be 4,500,000. The number of shares constituting such series may, unless prohibited by the Articles of Incorporation, be decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of Series A Preferred Shares to a number less than the number of shares then outstanding plus the number of shares issuable upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Shares.

2. Dividends and Distributions. The holders of the Series A Preferred Shares will not be entitled to any dividends or distributions.

3. Voting Rights. Each Series A Preferred Share shall be entitled to one vote on all matters submitted to the Corporation's shareholders for their consideration, ratification or approval.

         4. Reacquired Shares. Any Series A Preferred Shares purchased or otherwise acquired by the Corporation in any manner whatsoever shall constitute authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein, in the Articles of Incorporation, or in any other Certificate of Designation creating a series of Preferred Shares or as otherwise required by law.

5. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of the Series A Preferred Shares.



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         6. Consolidation, Merger, Exchange, etc.. In case the Corporation shall enter into any consolidation, merger, combination, statutory share exchange or other transaction in which the Corporation's common shares are exchanged for or changed into other stock or securities, money and/or any other property, then in any such case the Series A Preferred Shares shall at the same time be similarly exchanged or changed into preferred shares of the surviving entity providing the holders of such Preferred Shares with (to the extent possible) the same relative rights and preferences as the Series A Preferred Shares.

         IN WITNESS WHEREOF, I have executed this Certificate of Designation, Preferences and Rights this 20th day of April, 2000.





                                  Christine Cerisse, President and Secretary

          )
          ) ss.
          )

    On the 20th day of April, 2000 before me personally came Christine Cerisse to me known, who, being by me duly sworn, did depose and say that she is the President and Secretary of North American Resort & Golf, Inc., the corporation described in and which executed the foregoing instrument by order of the Board of Directors of said corporation, and that she signed her name thereto by like order.

    Witness my hand and official seal.

                                              --------------------------------
                                              Notary Public

My commission expires: